ECOLAND INTERNATIONAL, INC.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423

July 16, 2007

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Ecoland International, Inc., Registration Statement on Form SB-2, Amendment No. 2, Filed June 14, 2007; File No. 333-140396

Dear Mr. Schwall:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated June 28, 2007 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter. Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1. We note certain disclosure throughout your filing that suggests you own the dry bar cave hat guano, such as on the bottom of page 8. Please reiterate throughout your filing that you only distribute the product pursuant to two non-exclusive letter agreements with Sociaf. Also, where appropriate, clearly disclose the expenses incurred for each step of the distribution process.

Response Part A: A statement has been included in the Prospectus Summary, General section that Ecoland does not own the guano and only distributes it.

Also, in the description of business section we have stated we do not own the guano but do get involved in extracting it in order to ensure that this is done in an environmentally friendly manner, to preserve the bats environment and so the sustainability of the project.

This point is further expanded in Bat Guano Harvesting, Sterilization and Packaging section.

Other references to “our” bat guano have been changed to “the”.

However, the processing and packaging of the guano is performed by Ecoland and it is sold under our label.

Response Part B: We would prefer not to disclose expenses incurred during each step of the distribution process as we have spent considerable amounts of time, in sometimes, very inhospitable conditions in putting this plan together over the last few years and consider that revealing the expenses incurred at each stage of the distribution process would take away our competitive advantage in having acquired this information. The information is confidential.

2. We note that throughout your filing, you refer readers to different sources and websites to find further information or verify certain disclosure. For instance, we note that you disclose the market size for garden fertilizers in Germany, France and the U.K. and then refer readers to information found in outside sources. Please revise to provide the relevant and material disclosure in the filing itself, rather than refer readers elsewhere to find such information.

Response: The following adjustments have been made to incorporate your comments in the filing where appropriate.

a. History of Guano, Introductory paragraph, this is now disclosed as a quote from the document referenced. www.american.edu/ted/guano.htm

b. Paragraph 2, this has been amended to show that the paragraph is a summary of information contained in two journal articles, that are referenced. The complete articles have not been included due to the length and so only a summary of this is presented. New Life Journal, August, 2005 and Steele, D. Bernie, Bats, Bacteria and Biotechnology. BATS, vol. 7, No. 1:3-4 website, http://www.batcon.org/batsmag/v7n1-1.html.

c. Paragraph 3, again this is a summary of a lengthy article that only includes that information relevant to the filing. The website is included as a reference only to verify the data. We feel inclusion of the whole article would not achieve anything more than the summary we have provided. http://www.realestatejournal.com/homegarden/20030806-chapman.html.

d. Paragraph 4, as above, this is a summary of an academic article that would not be appropriate to include here. Although we have quoted the relevant paragraph to back up our summary. http://www.ipm.ucdavis.edu/Tools/Turf/Siteprep/amenfert.html.

e. Last paragraph, we have referenced the Organic Standards referred to for Europe and USA. Including the minutiae of the full regulations would detract from the point we are trying to make that our guano contains no man made chemicals, that is a requirement under the regulations for organic farming, which is our target market. Reference: USDA National Organic Standards, October 21, 2002 and EU Regulation EU2092/91.

f. Market Analysis: paragraph 1, As per your suggestion we have included the relevant disclosure in our filing. To this extent we have shown the reference along with a table or graph illustrating our point about the size of the fertilizer markets in UK, Germany and France. The three biggest markets. The estimate of the size of the market is well below the sum of the components shown, as we want to be as conservative as possible in all our estimates. (The target market is Europe however we have only estimated from 3 countries.)

g. Market Analysis, paragraph 2, with reference to the use of animal by products as fertilizers in South Africa we have included a quotation directly from the research and have referenced this appropriately. Fertilizer use by crop in South Africa, discussed in http://www.fao.org/docrep/008/y5998e/y5998e08.htm - bm08.3

h. Market Analysis, paragraph 6, reference to www.popleandplanet.net, this is now included as a direct quotation from this source. Again the length and relevance of the whole article if included in the filing would not add to the information being conveyed. Also, we have further referenced the premium price of organic products to earlier research. http://www.peopleandplanet.net/doc.php?id=2532.

i. Opportunities for Organic Farming on the Rise, paragraph 2, the paragraph is a summary of the relevant section of a lengthy article, referenced, as per earlier. Steele, D. Bernie, 1989, Bats, Bacteria and Biotechnology. BATS. Vol 7, No 1:3-4

j. Opportunities for Organic Farming on the Rise, reference to www.ers.usda.gov/AmberWaves/February06/Features/feature1.htm, the relevant section for this filing is the regulations covering the use of the word organic i.e. it has to meet certain regulations, namely, USDA National Organic Standards which were implemented on October 21, 2002. We feel inclusion of the full detail of these regulations would not be appropriate here. We have tried to reinforce the guano opportunity by stating that the organic market is big enough to now be regulated by the relevant authorities in USA and Europe.

k. Statistics, paragraph 1, we have included a graph to illustrate our point further along with the extract from the executive summary of this report, namely, U.S. Market Profile for Organic Food Products, February 22, 2005. The full report is some 75 pages in length; we feel no information advantage in including this full document in the filing.

l. Statistics, remaining paragraphs, the remaining points are now shown as quotes from the relevant sources. Our purpose here is to give the reader a brief indication of the size of the organic market and how this is appropriate for our deductions in introducing guano to this market. We have attempted to strike a balance between making this section readable for all users with relevant information without burdening the user with research documents to make the point about where Ecoland can fit in.

m. Competition: paragraph 1, this is a summary of the article, not included because of length. www.energybulletin.net/19160.html.

n. Competition, paragraph 3, our point here is to show that we have access, although we do not own the reserves, to well in excess of 50 tons per year, and this is why we see an opportunity for Ecoland.

3. We note that in your “Description of Business” section, you discuss certain risks, such as strategic and competitive risks. Please delete this section as you should address all material risks in your risk factor section.

Response: This section has now been relocated to the risk factor section to provide further information of the business risks of the company.

Risk Factors, page 4

4. We note your response to prior comment 4. Our intent was not for you to delete those risks entirely, but rather revise the captions to better disclose the resulting risk of harm to investors. Please add back those risk factors and simply revise the captions, and any others you deem necessary, to concisely identify the risk to be discussed.

Response: The Risk Factors have been added and changed.

Further, in this regard, please add a risk factor addressing your policy of not declaring or paying dividends. It appears that the salient risk is that investors will realize a return on their investment only if your stock price appreciates, if at all.

Response: The following is now included in the risk section:

“Dividend Risk: At present the Company is not in a financial position to pay dividends on common stock and future dividends will depend on the profitability of the Company. Investors are advised that until such time the return on common stock is restricted to an appreciation in the share price.”

Market Analysis, page 12

5. We note your response to prior comment 8. Your assumptions are still not clear. It is not clear, for instance, why you believe that 5% is a reasonable assumption regarding the possible demand for bat guano. You also do not specify your assumptions “underlying converting current animal by product users to guano” in a manner which supports a quantified projection. Please revise or advise.

Response: In the paragraph following the above comment I have shown why we think the estimate is conservative, namely

“We have based our estimated market size for bat guano at five percent of the combined chicken and cattle manure markets annual consumption in South Africa. Our management believes this is conservative for two reasons, firstly, the above figures do not include the market use of compost fertilizers that are not animal based, e.g., mushroom compost and garden refuse compost, and secondly, there are restrictions on the use of animal by products in organic farming, especially where the manures are coming from cattle feedlots and battery chicken production, as these are considered artificial. Essentially, organic farms can only use organically produced animal by product manures. The animals cannot have been fed growth hormones or genetically modified feed.”

Essentially, trying to show that the whole market for non-chemical fertilizers is much bigger than what we have based our estimate on.

This has also been revised by indicating that the Company would be satisfied with sales of 500-2,000 metric tons per annum, initially.

With this disclosure we feel we have established the point with the reader that no one has ever sold guano in South Africa, firstly and, secondly, as other animal by-products are used extensively as fertilizers there is the possibility that guano could be a part of this market. Thirdly, as we are actually selling the product in S.A. our assumption is not incorrect.

Liquidity and Capital Resources, page 19

6. We note your response to prior comment 12. Please disclose your response in the filing.

Response: The requested wording has now been disclosed in the filing:

“The Company does not have any fixed contract expenditures either of a capital nature or other. There are no fixed rental agreements or lease agreements. The expenditures of the Company are of a variable nature and so will fluctuate with the level of business.

At present the Company has a monthly expenditure rate of $8-10,000 which can be met from cash resources and from working capital and any shortfall will be met by current shareholders R. Russell and D.A. Wallace, who have committed to covering the operating expenses for the extended twelve months ending December 31, 2008.”

Certain Relationships and Related Transactions, page 24

7. We note your response to prior comment 14. Please also disclose in this section the approximate dollar value of the amount involved in the transaction in which you issued shares of your common stock to Messrs. Wallace and Russell.

Response: The following has been inserted:

“On May 15, 2005, Mr. Wallace agreed to transfer all of his ownership interest in Guano Distributors (Pty) Ltd. to Guano Distributors, Inc. in exchange for options to purchase 20 million shares of our common stock valued $0.001 per share. These options were exercised on September 7, 2005 which were expensed at $20,000.

“On June 30, 2005, Mr Russell was issued 20 million shares of our common stock for services valued at $0.001 per share, which was expensed at $20,000.”

Critical Accounting Policies, page 19

8. We note your response to our prior comment number 13. It remains unclear why your accounting policy for cash and earnings per share are a component of this disclosure. Please note that critical accounting policies are those that require critical methods, judgments and estimates. Please revise your disclosure accordingly.

Response: We have deleted the accounting policies for cash and earnings per share.

9. We note your accounting policy regarding stock based compensation. It appears your accounting policy presented under the heading of critical Accounting Policies differs from that which is presented on page F-10 of your financial statement notes. Please revise your disclosures accordingly.

Response: This section has been revised accordingly.

Financial Statements

General

10. We note your response to our prior comment number 15 and are unable to locate your audited Consolidated Statement of Operations or Consolidated Statements of Cash Flows for the years ended May 31, 2006 and 2005 in your document. Please include both audited historical financial statements and separate interim financial statements and related notes for both sets of financial statements in your disclosures.

Response: Our audited financial statements were inadvertently omitted from amendment 2 to the Form SB2 filing. The omitted financial statements have been added to this filing.

Report of Independent Registered Public Accounting Firm, page F-1

11. We continue to note that your audit opinion presents an inconsistency between the introductory paragraph and the opinion paragraph. The opinion paragraph refers to a period ended November 30, 2006 while the introductory paragraph that defines the periods subject to audit, refers to a period ended May 31, 2006. As it appears your year end is May 31, please explain why your audit opinion opines on a period ended November 30, 2006 which is greater than the period defined in the scope of the audit.

Response: The financial statements which were included in the original filing of our Form SB2 covered the fiscal years ended May 31, 2006 and 2005 and the interim period ended November 30, 2006.

The audited financial statements were inadvertently omitted from the filing. The missing financial statements have been added to the Form SB2.

We have presented the interim financial statements for the periods ended February 28, 2007 on an unaudited basis. Our auditors have corrected the wording in the audit opinion to coincide with the periods presented in the audited financial statements.

Very truly yours,

/s/ David Wallace
David Wallace,
Chief Executive Officer and Chief Financial Officer